UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Velocity Express Corporation

(Name of Issuer)

Common Stock, par value $.004 per share

(Title of Class of Securities)

922-57T-202

(CUSIP Number)

Edward W. Stone, Chief Financial Officer

One Morningside Drive North, Bldg. B. Suite 300

Westport Connecticut 06880

(203) 349-4160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 922-57T-202	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TH Lee Putnam Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

12,908,696
8 SHARED VOTING POWER

(See Item 5)
9 SOLE DISPOSITIVE POWER

12,908,696
10 SHARED DISPOSITIVE POWER

(See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8%
14	TYPE OF REPORTING PERSON*

PN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TH Lee Putnam Parallel Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,454,705
8 SHARED VOTING POWER

(See Item 5)
9 SOLE DISPOSITIVE POWER

9,454,705
10 SHARED DISPOSITIVE POWER

(See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.7%
14	TYPE OF REPORTING PERSON*

PN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

THLi Co Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

766,228
8 SHARED VOTING POWER

(See Item 5)
9 SOLE DISPOSITIVE POWER

766,228
10 SHARED DISPOSITIVE POWER

(See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON*

OO

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas H. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

296,422
8 SHARED VOTING POWER

(See Item 5)
9 SOLE DISPOSITIVE POWER

294,422
10 SHARED DISPOSITIVE POWER

(See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TH Lee Putnam Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

23,676,051 (See Item 5)
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

23,676,051 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,676,051 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.0%
14	TYPE OF REPORTING PERSON*

PN

*	SEE INSTRUCTIONS.

CUSIP No. 922-57T-202	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TH Lee Putnam Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

250,000
8 SHARED VOTING POWER

23,676,051 (See Item 5)
9 SOLE DISPOSITIVE POWER

250,000
10 SHARED DISPOSITIVE POWER

23,676,051 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.0%
14	TYPE OF REPORTING PERSON*

OO

*	SEE INSTRUCTIONS.

Item 1. Security and Issuer

This Amendment No. 16 (dated October 27, 2006, the “Amendment”) amends Amendment No. 15 dated March 31, 2005 (amends Amendment No. 14 dated January 4, 2005, Amendment No. 13 dated August 25, 2004, Amendment No. 12 dated July 29, 2004, Amendment No. 11 dated May 4, 2004, Amendment No. 10 dated April 22, 2004, Amendment No. 9 dated April 2, 2004, Amendment No. 8 dated February 18, 2004, Amendment No. 7 to Schedule 13D dated December 23, 2003, Amendment No. 6 to Schedule 13D dated December 4, 2003, Amendment No. 5 dated November 4, 2003, Amendment No. 4 dated October 30, 2003, Amendment No. 3, dated October 22, 2003, Amendment No. 2 dated October 7, 2003, Amendment No. 1 to Schedule 13D dated November 14, 2002, and Schedule 13D dated September 4, 2002. The class of equity security to which this Amendment relates is the common stock, par value $.004 per share (the “Common Stock”), of Velocity Express Corporation, a Delaware corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439. Defined terms used but not otherwise defined herein have the meanings given to such terms in this Schedule 13D, as amended.

Item 3. Source and Amount of Funds.

TH Lee Putnam Ventures, LP, (the “US Fund”), TH Lee Putnam Parallel Ventures, LP (the “Non-US Fund”), THLi Coinvestment Partners, LLC (“Co-Investor”), Thomas H. Lee (“THL”) and TH Lee Putnam Fund Advisors, LLC (the “Fund GP” and together with the US Fund, the Non-US Fund and Co-Investor, are hereinafter collectively referred to as “THLPV”) obtained funds to make the purchases described below through the capital contributions from their partners. No funds were borrowed by THLPV in order to complete the transactions described herein.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

ISSUANCE OF SERIES Q PREFERRED STOCK AND Q WARRANTS

On July 3, 2006, the US Fund, the Non-US Fund, Co-Investor and THL and other investors entered into a purchase agreement (the “Purchase Agreement”) with the Issuer pursuant to which the total consideration in cash paid by THLPV was $12,180,000, and pursuant to which, THLPV was issued 1,205,00 shares of Series Q Preferred Stock, par value $0.004 per share (“Series Q Preferred Stock”), at a price of $10.00 per share, with the US Fund being issued 664,741 shares, the Non-US Fund being issued 486,272 shares of Series Q Preferred Stock, Co-Investor being issued 38,925 shares Series Q Preferred Stock and THL being issued 15,062 shares Series Q Preferred Stock. The Issuer also issued an aggregate of 13,000 shares of Series Q Preferred Stock to the US Fund (7,171 shares), the Non-US Fund (5,246 shares), Co-Investor (420 shares) and THL (163 shares) at $10.00 per share, payment for which was made by application of a credit from an overfunding in connection with a previous financing. The total of 1,236,067 shares of Series Q Preferred Stock was initially convertible into 11,236,691 shares of Common Stock. The Series Q Preferred accrues cumulative paid-in-kind dividends equal to 6% per annum and would convert on a 9.0909 to one basis into shares of Common Stock. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Issuer’s Board of Directors. Board approval of the transaction was obtained on June 26, 2006.

In the event of any liquidation or winding up of the Issuer, the holders of the Series Q Preferred Stock will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Series Q Preferred Stock plus any accrued and unpaid dividends. A consolidation or merger of the Issuer or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

The investors also entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to file a registration statement with the United States Securities and Exchange Commission covering the resale of the securities issuable upon the conversion of the Series Q Preferred Stock (among other securities and subject to certain conditions) no later than October 31, 2006.

Page 8 of 18 Pages

In addition, on July 3, 2006, the Issuer also issued Q warrants ( the “Q Warrants”) for the purchase of an aggregate of 797,500 shares of common stock to the US Fund, the Non-US Fund, Co-Investor, THL, and the Fund Advisor GP. The Q Warrants were issued in consideration of services provided by one or more of the THLPV entities and are exercisable at $.01 per share. The US Fund received 302,030 Q Warrants, the Non-US Fund received 220,941 Q Warrants, the Co-Investor received 17,686 Q Warrants, THL received 6,843 Q Warrants and the Fund Advisor GP received 250,00 Q Warrants. The Q Warrants issued to the THLPV have terms similar to the Q Warrants issued to investors who received warrants as part of a unit which included senior notes of the Issuer, but do not provide for automatic exercise upon the occurrence of an automatic exercise value trigger. The Q Warrants issued to THLPV may be exercised on a cash or cashless exercise basis.

If the Issuer does not obtain stockholder approval of the issuance of the Warrant Shares on or before an approval deadline of October 27, 2006, then it is obligated to pay to the holder of each Q Warrant as liquidated damages an amount equal to 1% of the aggregate exercise price for the Warrant Shares subject to the Q Warrant for each 30-day period after the approval deadline until stockholder approval is effective. The payments are to be made to the holder in cash. The Issuer’s stockholders have approved the issuance of the Warrant Shares, however, such approval will not be effective until the Company prepares an Information Statement in compliance with Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), mails such Information Statement to the Issuer’s stockholders and 20 calendar days have elapsed after such mailing.

If the Issuer fails to deliver Warrant Shares upon exercise of the Q Warrant, it has agreed to pay liquidated damage to a holder for such late delivery the amount of $100.00 per business day after the third business day after the Warrant has been properly exercised for each $10,000 of common stock and continuing until the date on which the certificate representing such Warrant Shares are delivered to the holder. In addition, if the Issuer fails to make timely delivery of certificates representing Warrant Shares for which a Q Warrant has been exercised, and if within 7 business days thereafter the holder purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the holder of common stock which the holder anticipated receiving upon exercise, then the Issuer is obligated to pay to the holder within 5 business days the amount by which (i) the holders total purchase price (including brokerage commissions) for the shares of common stocks so purchased exceeds (ii) the aggregate current market price for the common stock for which the exercise was not timely honored together with interest thereon at the rate of 15% per annum, accruing from the date of deemed issue until the amount and any accrued interest is paid in full.

The Q Warrants constitute restricted securities as defined under Regulation D under the Securities Act. The holder of a Q Warrant may not transfer the Q Warrant unless such transfer is exempt from registration, except transfers to: (i) the Company or any of its subsidiaries; (ii) pursuant to a registration statement declared effective under the Securities Act; (iii) to a “Qualified Institutional Buyer” as defined in Rule 144A if the Q Warrant is eligible for resale under such rule; (iv) pursuant to offers and sales to non-U.S. Purchasers that occur outside the United States within the meaning of Regulation S under the Securities Act; (v) to an institutional “accredited investor” as defined under Rule 501 under the Securities Act; or (vi) pursuant to another available exemption from registration requirements of the Securities Act. The Warrants bear a legend restricting transfer unless the Q Warrant and Warrant Shares have been registered or are sold in transactions exempt from registration.

The exercise price of the Q Warrants and the number of shares purchasable are subject to adjustment on a weighted average basis if the Issuer issues or sells any class of capital stock without consideration or for a consideration per share less than the current market price of the capital stock immediately prior to the time of issuance. No adjustment is made upon conversion of shares of the Issuer’s Series M Convertible Preferred Stock, Series N Convertible Preferred Stock, Series O Convertible Preferred Stock, Series P Convertible Preferred Stock or Series Q Preferred Stock in each case at the exercise price in effect on July 3, 2006; or as payment of dividends in lieu of cash with respect to such series; upon exercise of warrants of the Issuer outstanding as of July 3, 2006 to purchase up to 30,630,538 shares of common stock; or upon the exercise of options or other rights to purchase up to 3,361,365 shares of common stock outstanding as of July 3, 2006 under the Issuer’s stock option plans. Similar adjustments in the exercise price and number of shares issuable upon exercise will be made if the Issuer grants or issues warrants, options or other rights to subscribe for or to purchase capital stock or convertible securities or upon the additional conversion or exchange of convertible securities, and the price per share for which the capital stock is issuable upon exercise of options or convertible securities is less than the current market price of the Issuer’s capital stock immediately preceding the time of grant or issue; and the exercise price of the Q Warrants will be adjusted if the purchase price provided in any right or option or the rate at which convertible securities are convertible into capital stock is changed.

Page 9 of 18 Pages

The Q Warrants also provide for customary anti-dilution provisions arising out of stock splits, combinations, dividends, distributions and similar events; and provide for rights to Q Warrant holders to receive a supplemental Warrant entitling a holder of a Q Warrant to receive securities and/or other property receivable upon a reclassification, consolidation, merger, sale or conveyance by the Issuer. Upon an adjustment of the exercise price, the number of shares of common stock issuable upon exercise at the adjusted exercise price are adjusted to the nearest full amount by multiplying a number equal to the exercise price in effect immediately prior to an adjustment by the number of shares issuable upon exercise of the Q Warrants immediately prior to the adjustment and dividing the product so obtained by the adjusted exercise price.

The Q Warrants contain other customary terms and provisions. The foregoing description of the Q Warrants is qualified in its entirety by reference to the form of Warrant issued to the THL Entities, a copy of which is attached as Exhibit 10.6 to Issuer’s Current Report on Form 8-K filed July 10, 2006 and is incorporated herein by reference.

Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional shares or disposing of shares if they deem such action to be in their best interests. As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of it subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Page 10 of 18 Pages

As of the this filing, THLPV beneficial ownership has been increased solely as a result of an increase in the number of shares of Common Stock into which the shares of Series Q Preferred Stock and the Q Warrants are convertible.

Item 5. Interest in Securities of the Issuer.

Aggregate Effect on Beneficial Ownership

As a result of the issuance of the Series Q Preferred Stock and the Q Warrants to purchase common stock to THLPV, THLPV may be deemed to beneficially own 23,676,051 shares of the Issuer’s Common Stock, or 64.0% of the Issuer’s Common Stock.

Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor, Thomas H. Lee and the Fund Advisor GP based on the holdings of each entity or individual separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor, Thomas H. Lee and the Fund Advisor GP is provided in the final paragraph of Item 5(a) below.

(a)	U.S. Fund (i) directly beneficially owns 5,689,682 shares, or 24.0% of the outstanding Common Stock of the Issuer, (ii) directly beneficially owns 681,878 shares of Series Q Preferred Stock, representing 13.93% of the Series Q Preferred stock, and convertible into 6,198,891 shares of Common Stock, (iii) directly beneficially owns 332,902 shares of Series M Preferred Stock, representing 6.19% of the Series M Preferred Stock, and convertible into 584,164 shares of Common Stock, (iv) directly beneficially owns H Warrants to purchase 27,155 shares of Common Stock upon exercise of such warrants, (v) directly beneficially owns M Warrants to purchase 106,774 shares of Common Stock upon exercise of such warrants, and (vi) directly beneficially owns Q Warrants to purchase 302,030 shares of Common Stock upon exercise of such warrants. Assuming exercise and/or conversion of all of the above described shares held by the U.S. Fund, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 12,908,696 shares of the Common Stock of the Issuer, representing 41.8% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

Non-U.S. Fund (i) directly beneficially owns 4,173,844 shares of the Common Stock of the Issuer, or 17.6% of the outstanding Common Stock of the Issuer, (ii) directly beneficially owns 498,809 shares of Series Q Preferred Stock, representing 10.19% of the outstanding Series Q Preferred stock, and convertible into 4,534,621 shares of Common Stock (iii) directly beneficially owns 243,524 shares of Series M Preferred Stock, representing 4.53% of the outstanding Series M Preferred Stock, and convertible into 427,327 shares of Common Stock, (iv) directly beneficially owns H Warrants to purchase 19,865 shares of Common Stock upon exercise of such warrants, (v) directly beneficially owns M Warrants to purchase 78,107 shares of Common Stock upon exercise of such warrants, and (vi) directly beneficially owns Q Warrants to purchase 220,941 shares of Common Stock upon exercise of such warrants. Assuming exercise and/or conversion of all of the above described shares held by Non-U.S. Fund, Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 9,454,705 shares of the Common Stock of the Issuer, representing 32.7% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

Co Investor (i) directly beneficially owns 343,506 shares of the Common Stock of the Issuer, or 1.40% of the outstanding Common Stock of the Issuer, (ii) directly beneficially owns 39,928 shares of Series Q Preferred Stock, representing 0.82% of the outstanding Series Q Preferred stock

Page 11 of 18 Pages

and convertible into 362,987 shares of Common Stock, (iii) directly beneficially owns 19,494 shares of Series M Preferred Stock, representing 0.36% of the outstanding Series M Preferred Stock and convertible into 34,207 shares of Common Stock, (iv) directly beneficially owns H Warrants to purchase 1,590 shares of Common Stock upon exercise of such warrants, (v) directly beneficially owns M Warrants to purchase 6,252 shares of Common Stock upon exercise of such warrants, and (vi) directly beneficially owns Q Warrants to purchase 17,686 shares of Common Stock upon exercise of such warrants. Assuming exercise and/or conversion of all of the above described shares held by Co Investor, Co Investor would have direct beneficial ownership of and shared voting power with respect to 766,228 shares of the Common Stock of the Issuer, representing 3.2% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

Thomas H. Lee (i) directly beneficially owns 132,874 shares of the Common Stock of the Issuer, or 0.6% of the outstanding Common Stock of the Issuer, (ii) directly beneficially owns 15,450 shares of Series Q Preferred Stock, representing 0.32% of the outstanding Series Q Preferred stock, and convertible into 140,462 shares of Common Stock (iii) directly beneficially owns 7,543 shares of Series M Preferred Stock, representing 0.14% of the Series M Preferred Stock, and convertible into 13,236 shares of Common Stock (iv) directly beneficially owns H Warrants to purchase 615 shares of Common Stock upon exercise of such warrants, (v) directly beneficially owns M Warrants to purchase 2,419 shares of Common Stock upon exercise of such warrants, and (vi) directly beneficially owns Q Warrants to purchase 6,843 shares of Common Stock upon exercise of such warrant. Assuming exercise and/or conversion of all of the above described shares held by Thomas H. Lee, Thomas H. Lee would have direct beneficial ownership of and shared voting power with respect to 296,422 shares of the Common Stock of the Issuer, representing 1.2% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.

The Fund Advisor GP directly beneficially owns Q Warrants to purchase 250,000 shares of Common Stock upon exercise of such warrants. See clause (b) below for the Fund Advisor GP’s shared voting and dispositive power.

THLPV collectively (i) directly and indirectly beneficially own 10,339,879 shares of Common Stock representing 43.6% of the outstanding Common Stock, (ii) directly beneficially owns 1,236,067 shares of Series Q Preferred Stock, representing 25.25% of the outstanding Series Q Preferred stock, convertible into 11,236,961 shares of Common Stock (iii) directly beneficially owns 5,380,200 shares of Series M Preferred Stock, representing 11.22% of the outstanding Series M Preferred Stock and convertible into 1,058,934 shares of Common Stock (iv) directly beneficially owns H Warrants to purchase 49,225 shares of Common Stock upon exercise of such warrants, (v) directly beneficially owns M Warrants to purchase 193,552 shares of Common Stock upon exercise of such warrants, and (vi) directly beneficially owns Q Warrants to purchase 797,500 shares of Common Stock upon exercise of such warrants. Assuming exercise and/or conversion of all of the above described shares held by THLPV, THLPV would have direct and indirect beneficial ownership of and shared voting power with respect to 23,676,051 shares of the Issuers Common Stock, representing 64.0% of the Issuer’s outstanding Common Stock, on a fully diluted basis.

(b)	Each of the Fund Advisor and the Fund Advisor GP may be deemed to share voting and dispositive power with respect to 10,339,879 shares of Common Stock, 1,236,067 shares of Series Q Preferred Stock, 5,380,200 shares of Series M Preferred Stock, the H Warrants to purchase 49,225 shares of Common Stock, the M Warrants to purchase 193,552 shares of Common Stock and the Q Warrants to purchase 797,500 shares of Common Stock.

(c)	The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)	Not applicable.

(e)	Not applicable.

Page 12 of 18 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the agreements described in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Stock Purchase Agreement dated June 2006, by and among Velocity Express Corporation, Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Stock Purchase Agreement (incorporated by reference from Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed July 10, 2006).

Exhibit B. Certificate of Designations, Preferences and Rights of Series Q Convertible Preferred Stock of Velocity Express Corporation (incorporated by reference from Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed July 6, 2006).

Exhibit C. Amended Certificate of Designations, Preferences and Rights of Series Q Convertible Preferred Stock of Velocity Express Corporation (incorporated by reference from Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed July 6, 2006).

Exhibit D. Registration Rights Agreement dated July 3, 2006, by and among Velocity Express Corporation, Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Registration Rights Agreement (incorporated by reference from Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed July 10, 2006).

Exhibit E. Form of Warrant Issued in Connection with Services (incorporated by reference from Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed July 6, 2006).

Page 13 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2006

TH LEE PUTNAM VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P.,
its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM PARALLEL VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P.,
its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

THLi COINVESTMENT PARTNERS, LLC

By:	TH Lee Putnam Fund Advisors, L.P., its general partner

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

Page 14 of 18 Pages

TH LEE PUTNAM FUND ADVISORS, L.P.

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM FUND ADVISORS, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

THOMAS H. LEE

By:	/s/ Thomas H. Lee

Page 15 of 18 Pages

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

* * * * * *

Page 16 of 18 Pages

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: October 27, 2006

TH LEE PUTNAM VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P.,
its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM PARALLEL VENTURES, L.P.

By:	TH Lee Putnam Fund Advisors, L.P.,
its general partner

By:	TH Lee Putnam Fund Advisors, LLC,
its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

THLi COINVESTMENT PARTNERS, LLC

By:	TH Lee Putnam Fund Advisors, L.P., its general partner

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

Page 17 of 18 Pages

TH LEE PUTNAM FUND ADVISORS, L.P.

By:	TH Lee Putnam Fund Advisors, LLC, its general partner

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

TH LEE PUTNAM FUND ADVISORS, LLC

By:	/s/ James Brown
Name:	James Brown
Title:	Managing Director

THOMAS H. LEE

By:	/s/ Thomas H. Lee

Page 18 of 18 Pages